Exhibit 99.1

UR-ENERGY INC.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127 USA

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Ur-Energy Inc. (the “Corporation”) will be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado 80127 on Thursday, June 24, 2010 commencing at 1:00 p.m. (MDT) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2009 together with the report of the auditor thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if deemed advisable, to pass, with or without amendment, a resolution to approve the adoption of the Ur-Energy Inc. Restricted Share Unit Plan (the “RSU Plan Resolution”); and

5.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the management proxy circular, containing details of the matters to be dealt with at the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2009, together with management’s discussion and analysis thereon, and a form of proxy.

Shareholders who are unable to attend the Meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail in the enclosed return envelope or by facsimile or by Internet.  To be effective, proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, or by facsimile at 1-866-249-7775 or Internet (www.investorvote.com) or by telephone at 1-866-732-8683 prior to 5:00 p.m. (MDT) on Tuesday, June 22, 2010 or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to when any adjournment thereof is to be held, or may be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Denver, Colorado, this 10th day of May 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Paul G. Goss”
Corporate Secretary

UR-ENERGY INC.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127 USA

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by the management of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) of proxies for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado 80127 on Thursday, June 24, 2010 commencing at 1:00 p.m. (MDT), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation.  The information contained herein is given as at May 10, 2010, unless otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except where indicated otherwise.  References to “$” are to Canadian dollars and reference to “US$” are to United States dollars.  On May 10, 2010, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was CDN$1.00 = US$0.9760.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders (“Registered Shareholders”), whose names are shown on the books or records of the Corporation as owning common shares (“Common Shares”), can vote their Common Shares at the Meeting:  in person at the Meeting or by proxy.  Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted.  Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following methods:  (i) the paper form of proxy to be returned by mail or delivery; (ii) by facsimile; (iii) by Internet; or (iv) by telephone.  The methods of using each of these procedures are as follows:

Voting by Mail.  A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Computershare Investor Services Inc. (the “Transfer Agent”) using the envelope provided or by mailing it to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or to the Corporate Secretary of the Corporation at Suite 200, 10758 West Centennial Road, Littleton, Colorado, 80127 USA for receipt no later than 5:00 p.m. (MDT) on Tuesday, June 22, 2010, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Facsimile.  A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to the Transfer Agent at 1-866-249-7775.  The form of proxy must be received by no later than 5:00 p.m. (MDT) on Tuesday, June 22, 2010, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Internet.  A Registered Shareholder may vote by Internet by accessing the following website:    www.investorvote.com. When you log on to the site you will be required to input a control number as instructed on the logon page.  Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by Internet up to 5:00 p.m. (MDT) on Tuesday, June 22, 2010, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Telephone. A Registered Shareholder may vote by telephone by calling the toll free number 1-866-732-8683 from a touch tone phone.  When you telephone you will be required to input a control number as instructed on the form of proxy.  Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by telephone up to 5:00 p.m. (MDT) on Tuesday, June 22, 2010, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by mail or the Internet is the only method by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy and must be completed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney.

Non-Registered Shareholders (Beneficial Owners)

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the person they appoint as their proxy, are permitted to vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Shareholder” or “Beneficial Owner”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency such as CDS& Co. (the registration name for CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Common Shares held by your broker or its nominee can only be voted upon your instructions.  Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common Shares.  Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”), and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation management's discussion and analysis of financial condition and results of operations and audited consolidated financial statements for the fiscal year ended December 31, 2009 (collectively, the “Meeting Materials”) to NOBOs directly through the Transfer Agent.  Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing agencies and Intermediaries, who often use a service company (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward meeting materials to Non-Registered Shareholders.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities.  If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will usually receive a voting instruction form (“VIF”) from Broadridge in lieu of the form of proxy from the Corporation.  The VIF will name the same person as the proxy to represent the shareholder at the Meeting.  A shareholder has the right to appoint a person (who need not be a shareholder of Ur-Energy) other than persons designated in the VIF, to represent the shareholder at the Meeting.  To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the VIF.  You are asked to complete and return the VIF to Broadridge by mail or facsimile.  Alternatively, you can call Broadridge’s toll free telephone number or access Broadridge’s Internet website to vote your Common Shares.  Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

Non-Objecting Beneficial Owners

NOBOs can expect to receive the Meeting Materials with a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by following the instructions contained on the VIF for facsimile, telephone or Internet voting.  The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received.  If you receive a VIF from the Transfer Agent, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to Transfer Agent well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and Broadridge or other service company, or the Transfer Agent, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the head office of the Corporation with the Corporate Secretary at Suite 200, 10758 West Centennial Road, Littleton, Colorado, 80127, USA at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting, prior to its commencement, on the day of the Meeting, or at any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favor of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote FOR the election of management’s nominees as directors; FOR the re-appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the directors to fix the remuneration of the auditor; FOR the RSU Plan Resolution; and in accordance with management’s recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at May 10, 2010, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 93,940,568 Common Shares were issued and outstanding, and an unlimited number of Class A Preference Shares, issuable in series, of which none has been issued.

A holder of record of Common Shares as at the close of business on May 12, 2010 (the “Record Date”) is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the Canada Business Corporations Act, the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list at the close of business on the Record Date will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting.

As at May 10, 2010, to the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares:

Name of Holder	Number of Common Shares of the Corporation	Percentage of Issued and Outstanding Common Shares of the Corporation
BlackRock, Inc.(1)	10,176,450	10.83%

(1) On behalf of its investment advisory subsidiaries: BlackRock Asset Management U.K. Limited, and BlackRock (Luxembourg) S.A.  As reported by BlackRock, Inc. on Form 13G dated January 8, 2010 filed with the U.S. Securities and Exchange Commission.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) shall consist of a minimum of one and a maximum of ten directors, the number of which is currently fixed at five.

The following table lists certain information concerning the nominees for election as directors of the Corporation. The information as to principal occupations and the number of Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of May 10, 2010.

Name	Position with Corporation and Principal Occupation Within the Past Five Years	Period(s) of Service as a Director	Common Shares Beneficially Owned or Subject to Control or Direction
Jeffrey T. Klenda Golden, Colorado	Chair and Executive Director	August 2004 – present	1,276,325
W. William Boberg (5) Morrison, Colorado	President, Chief Executive Officer and Director	January 2006 – present	550,000
James M. Franklin (1)(5) Ottawa, Ontario	Director, Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	100,000
Paul Macdonell (1)(2)(3)(4)(6) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present	20,000
Thomas Parker (1)(2)(3)(4)(5) Kalispell, Montana	Director Mining Company Executive	July 2007 – present	4,000
__________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Treasury & Investment Committee.
(5)	Member of the Technical Committee.
(6)
Mr. Macdonell is a former director of Wedge Energy International Inc. (“Wedge”).  Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007.  The Order was lifted by the OSC on August 14, 2007.

Jeffrey T. Klenda, 53, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices.  In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies.  Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

W. William (Bill) Boberg, 70, M.Sc., P. Geo	President, Chief Executive Officer & Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006).  Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation in 2004, Mr. Boberg was a consulting geologist.  He has over 40 years experience investigating, assessing and developing a wide variety of mineral resources in diverse geologic environments in western North America, South America and Africa.  Companies that Mr. Boberg has worked for include Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists.  Mr. Boberg has over twenty years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit, and several smaller deposits in Wyoming's Powder River Basin.  He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado.  He is a registered Wyoming Professional Geologist and Fellow of the Society of Economic Geologists.  He is a member of the Society for Mining, Metallurgy & Exploration Inc., the American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society, and the American Association of Petroleum Geologists.  Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 67, Ph.D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, of the Earth Sciences Sector, Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and Spider Resources Ltd. (since July 2006).

Paul Macdonell, 57, Diploma Public Admin.	Director & Chair of Compensation Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995.  Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 67, M. Sc., P.E.	Director & Chair of the Audit Committee and Chair of Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 43 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker is President and CEO of US Silver Corporation before which he was President and CEO of Gold Crest Mines, Inc., a Spokane-based gold exploration company. Prior to such position, he was the President and CEO of High Plains Uranium, Inc. a

junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions with, including Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience in Niger, France and Venezuela.

Management of the Corporation does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcies

Except as noted under “Election of Directors”, none of the directors or officers of the Corporation is, or has been within the ten years before the date of this Circular, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian or U.S. securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that company.

Penalties or Sanctions

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian or U.S. securities regulatory authority or has entered into a settlement agreement with a Canadian or U.S. securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Corporation has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditors

At the Meeting, it is proposed to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders with their remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004.

The fees accrued for audit and audit-related services in relation to the Corporation’s financial year ended December 31, 2009 performed by PricewaterhouseCoopers LLP were $165,790 (of which $115,000 was for audit fees and $50,790 was paid for audit-related fees).  The aggregate fees billed by PricewaterhouseCoopers LLP for all non-audit services rendered to the Corporation during 2009 were $41,670.  The Audit Committee has determined that the nature of the non-audit services rendered during 2009, and the aggregate fees billed in respect of those services, were consistent with maintaining the auditors’ independence.

Approval of the RSU Plan Resolution

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a resolution substantially in the form set out in Schedule A attached to this Circular, to confirm and approve the Ur-Energy Inc. Restricted Share Unit Plan (the “RSU Plan”), a copy of which is attached as Schedule B to this Circular. The Board of Directors adopted the RSU Plan on May 7, 2010 and the RSU Plan has received conditional approval from the Toronto Stock Exchange, subject to shareholder approval.  The Corporation has adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan.  The RSU Plan allows participants to earn actual common shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price.

The Corporation continues to have the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), more fully described under the heading “Stock Options”.  Combined the Option Plan and, if approved, the RSU Plan will provide that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant.  Currently, the Corporation has allocated approximately 100,000 Common Shares for availability under the RSU Plan.  As additional Common Shares under the Option Plan become available, the Corporation on a going forward basis expects to allocate approximately 80% of the number of Common Shares eligible for grant to the Option Plan and approximately 20% of the number of Common Shares eligible for grant to the RSU Plan.

The rules of the Toronto Stock Exchange provide that an issuer must have approved by its securityholders every three years after the institution of a plan which does not have a fixed maximum number of securities issuable thereunder, which is the case of the combined Option Plan and RSU Plan of the Corporation, which provides that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant.  The RSU Plan will therefore be required to be approved by shareholders at a meeting of shareholders by 2013.

The RSU Plan is a plan which includes directors, executive officers and employees of the Corporation.  The Board of Directors has appointed the Compensation Committee to approve which persons are entitled to participate in the RSU Plan and the number of RSUs to be awarded to each participant.  RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan.  Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share) upon attainment of the RSU vesting period.  RSUs awarded to participants vest in accordance with the terms of the RSU Plan.  All RSUs awarded vest over a two year period, 50% of the RSUs awarded to each participant vesting on the first anniversary of the date of grant and 50% vesting on the second anniversary of the date of grant.  On voluntary termination of employment, or resignation of a director from the Board of Directors, all unvested RSUs are forfeited. Additional details of the RSU Plan are outlined below and a copy of the full RSU Plan is attached at Schedule B to this Circular:

• the RSU Plan provides for the Corporation to redeem Restricted Share Units for cash or Common Shares from treasury to satisfy all or any portion of the RSU awards;

• the maximum number of Common Shares available for issuance under both the RSU Plan and the Option Plan is 10% of the issued and outstanding shares and remains at the same level as currently been approved (i.e. there will be NO increase in the maximum number of Common Shares available for issuance under the Option Plan and RSU Plan);

• in the event of a Change of Control (as defined in the RSU Plan) the Corporation shall redeem 100% of the Restricted Share Units granted to participants; and

• in the event of an involuntary termination of an employee of the Corporation, other than for cause, or a director who is not re-elected the Corporation shall redeem the Restricted Share Units for cash.

There have been no awards under the RSU Plan. The Board of Directors is of the view that it is in the best interests of the Corporation to adopt the RSU Plan, which will continue to enable the Board of Directors to grant options to directors, officers, employees or consultants of the Corporation and its subsidiaries as a means of attracting highly qualified directors, executive officers and employees who will be motivated towards the success of the Corporation and to encourage share ownership in the Corporation by directors, executive officers and employees who work on behalf of the Corporation.  In addition, the RSU Plan also will assist in providing directors and executive officers with equity ownership in the Corporation which will align their interests with those of the shareholders.

In order to be effective, the RSU Plan Resolution must be approved by a vote of a majority of the votes cast at the Meeting, in person or by proxy, excluding 1,942,307 Common Shares held by certain insiders of the Corporation and their affiliates.

Recommendation of Ur-Energy’s Board of Directors

After careful consideration, the Board of Directors has determined that the RSU Plan Resolution is in the best interests of the Corporation’s shareholders.  The Board of Directors unanimously approved the RSU Plan Resolution and recommends approval of the resolution by the Corporation’s shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The Corporation is committed to managing its human resources.  The Corporation believes that the caliber and commitment of its executive officers are critical to the continued success and performance of the Corporation and the overall commitment of the Corporation’s employees.

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the overall approach to compensation for Ur-Energy and specifically with respect to the executive officers of the Corporation, including the President and Chief Executive Officer, and the remuneration of directors.

The Corporation has employment contracts with its employed executive officers as more fully described under the heading “Employment Agreements”.  During 2009, the Compensation Committee’s approach to compensation for the executive officers was to provide a base salary and long-term incentives in the form of stock options.  See the section below entitled “Stock Options”.  The Compensation Committee reviews the employment agreements of the executive officers on an annual basis.  The executive officers’ base salaries were adjusted by a cost of living increase in April 2009, and again in February 2010.

The Corporation continues to have one executive officer located in Canada who is a consultant to the Corporation and the Compensation Committee reviews the billing rates and long-term incentives in the form of stock options with respect to this executive officer on an annual basis.

Compensation Structure
The Corporation’s compensation program consists of base salary, long term equity incentives, and perquisites including personal benefits.  The compensation program is designed to provide motivation and incentives to its executive officers and employees with a view toward enhancing shareholder value while successfully implementing the Corporation’s objectives.  The Compensation Committee and management of the Corporation periodically review the compensation program to ensure that it is consistent with the Corporation’s goal of attracting, retaining and motivating its executive officers and employees.

Base Salary

Base salary is the non-variable portion of cash compensation earned or paid to the executive officers and employees of the Corporation.  The Corporation provides its executive officers and employees with base salaries to compensate them for services rendered during the fiscal year and to aid in attracting and retaining quality employees. The Compensation Committee reviews the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance.  The Compensation Committee also assesses base salary of the executive officers relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at peer companies.

Having remained unchanged since the inception of the employment agreements in 2007, the executive officers were granted a cost of living increase to base salary effective in May 2009.  Subsequently, in February 2010, the base salaries were again raised by a cost of living increase which was also provided to employees of the Corporation.  The Vice President of Canadian Exploration, who remains a consultant pursuant to written agreement, bills at a rate which remained unchanged in 2009.

Total Cash Compensation

Total cash compensation includes base salary and any variable short-term cash incentive compensation.  During 2009, the Corporation initiated its short-term incentive plan with the payment of bonuses to the executive officers and employees of the Corporation.  The bonuses awarded during 2009 were nominal due to the continued conservative budgeting while awaiting all necessary regulatory authorizations at the Corporation’s Lost Creek project.  Management and the Board of Directors believe it to be important, however, to award some short-term incentives to encourage and reward contributions of all employees and executive management.

Long Term Equity Incentives

During 2009, the only long-term incentive plan (“LTIP”) component in place was the Option Plan.  A more detailed discussion of the Option Plan can be found under the heading “Stock Options”.  The Option Plan is a long-term incentive plan for the executive officers, other employees and consultants of the Corporation.  Participation in the Option Plan is determined by the Compensation Committee, taking into account the recommendations of the CEO. The purpose of the Option Plan is to provide eligible participants with the opportunity to own shares of the Corporation, enhance the Corporation’s ability to attract, retain and motivate key personnel, reward participants for strong performance, and align the participant’s interests with those of the shareholders.

Perquisites including Benefits

The Corporation provides employees, including its executive officers who are employees of the Corporation, with perquisites including personal benefits that the Corporation believes are reasonable and consistent with its overall compensation program to better enable the Corporation to attract and retain quality employees for key positions. The Corporation periodically reviews the levels of other perquisites provided to the employees and executive officers to ensure competitiveness and value.

Executive officers who are employees of the Corporation also participate in healthcare and other benefit programs on the same terms as other employees of the Corporation.

Review of Compensation Program

During 2008, the Compensation Committee undertook a comprehensive review of the Corporation’s total direct compensation program which included competitive market data, pay grades, share ownership guideline and short term and long term incentives.  To facilitate the process, the Committee engaged 3XCD Inc. (“3XCD”), a consulting firm.  The Compensation Committee compared key elements of total compensation for the executive officers against peer group survey data provided by 3XCD.  The key elements of compensation compared included base-salary, total cash compensation and total direct compensation.  The peer group consisted of 31 companies within the mining and energy sectors, with specific focus on the uranium sector.  Although 3XCD provided advice to the Compensation Committee, the terms of the Corporation’s executive compensation program are determined by the Compensation Committee and reflect factors and considerations in addition to those provided by 3XCD.

Following the completion of this review, the Compensation Committee, in January 2009, recommended to the Board of Directors a Compensation Program, which continues in 2010.  The key elements of the Compensation Program include base-salary, short term incentive plan, long term equity incentives and perquisites which includes personal benefits.

Base Salary

The Compensation Committee’s approach to base salary remained unchanged in 2009.  The Compensation Committee will continue to review the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance.  The Compensation Committee will continue to review periodically the base salary relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at the peer companies.

Short Term Incentive Plan

In 2009, the Corporation introduced a variable short-term incentive plan (“STIP”).  The STIP comprises the variable component of total cash compensation and is performance based.  The purpose of including performance-based incentive compensation as part of the total cash compensation is to encourage and reward individual contributions and drive behaviors to meet corporate objectives and business strategy, while at the same time promoting teamwork and shareholder value.

Corporate objectives and business strategy are determined by the Board of Directors, taking into account the recommendations of the CEO and executive management.  The STIP program is based on corporate objectives, personal objectives, and where appropriate operating objectives and correlates directly to the Corporation’s business strategy.  Payouts within the STIP program are based upon individual and team performance on year-over-year achievement of set objectives.  The Compensation Committee and the Board of Directors will determine and exercise discretion over each executive officer’s STIP payout.  The bonuses awarded during 2009 under the STIP were nominal due to the continued conservative budgeting while awaiting all regulatory authorizations to proceed at the Lost Creek project.

Long Term Incentive Plan

In 2010, and subject to shareholder approval at this Meeting, the Corporation will introduce a restricted share unit plan (“RSU Plan”) as a component of the Corporation’s LTIP program, in addition to the Corporation’s Option Plan.  The RSU Plan will be an equity-based incentive plan which is more fully described under the heading “Approval of the RSU Plan Resolution”.  The RSU Plan allows participants to earn actual common shares of the Corporation over time, rather than options that give the participant the right to purchase shares at a set price.  The RSU Plan provides an additional means of attracting highly-qualified directors, executive officers and employees who will be motivated toward the success of the Corporation and encourages share ownership in the Corporation by the participant.  In addition, through share ownership, the RSU Plan also will encourage the alignment of the participant’s interests with those of the shareholders.  The LTIP program would include awards under the RSU Plan and/or the Option Plan as determined by the Compensation Committee and as recommended to and approved by the Board of Directors.

Concerning the Corporation’s STIP and LTIP programs, the Compensation Committee and the Board of Directors has the power to, among other things, determine (i) those individuals who will participate, (ii) the level of participation of each participant, and (iii) the time or times when the participant’s rights will vest.  The Compensation Committee determines annually the portion of the incentive pool to be allocated to the executive officers and employees, based upon the recommendations of the CEO and executive management.  These determinations are primarily based upon the participant’s level of seniority and responsibility within the Corporation.

The Board of Directors also may amend, suspend or discontinue the STIP and LTIP programs at any time, subject to the receipt of regulatory approvals. No amendment, suspension or discontinuance of the STIP and LTIP programs may contravene the requirements of the Toronto Stock Exchange or any other applicable law.

Share Ownership Guidelines

In 2009, the Board of Directors mandated that each executive officer of the Corporation, whether currently appointed or appointed in the future, will be required to invest an amount equal to one times the executive officer’s annual base salary in shares or securities exercisable into shares on or before the latest of (i) December 31, 2013, or (ii) the fifth anniversary of the executive officer’s appointment.  The investment amount will be calculated using the amount of the base salary of the executive officer at the latest of (i) January 1, 2009, or (ii) the date of executive officer’s appointment.

2010 Compensation Program Objectives

The Compensation Committee has implemented and overseen the above changes in an effort to balance the motivational elements of the performance-based STIP program with retention awards under the LTIP program in an effort to align the interests of its executive officers and employees with those of the shareholders while promoting shareholder value. The Corporation’s executive officer compensation program is designed to provide motivation and incentives to its executives with a view to:

•	enhancing shareholder value and successfully implementing the Corporation’s business strategy and objectives;
•	attracting and retaining key employees;

•	recognizing the scope and level of responsibility of each position;
•	providing a competitive level of total compensation to all executives; and
•	rewarding superior performance and achievement.

The Corporation evaluates both performance and compensation to ensure that the Corporation’s compensation philosophy and objectives are met.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the financial years ended December 31, 2007, 2008 and 2009 by the Corporation’s Chief Executive Officer and Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2009 (collectively, the “Named Executive Officers”).

Summary Compensation Table (1)

				Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)

W. William Boberg (2) (3)	2009	$289,190	Nil	$91,803	$4,215	Nil	Nil	Nil	$385,208
Director, President, and	2008	$255,843	Nil	$68,000	$3,934	Nil	Nil	Nil	$327,777
Chief Executive Officer	2007	$247,250	Nil	$980,000	Nil	Nil	Nil	Nil	$1,227,250

Roger L. Smith (4) (5)	2009	$271,116	Nil	$61,967	$3,952	Nil	Nil	Nil	$337,035
Chief Financial Officer	2008	$239,853	Nil	$34,000	$3,688	Nil	Nil	Nil	$277,541
and Vice President, Finance	2007	$142,010	Nil	$724,500	Nil	Nil	Nil	Nil	$866,510

Harold A. Backer (6) (7)	2009	$240,992	Nil	$55,082	$3,513	Nil	Nil	Nil	$299,587
Executive Vice President,	2008	$213,203	Nil	$51,000	$3,278	Nil	Nil	Nil	$267,481
Geology & Exploration	2007	$148,350	Nil	$367,500	Nil	Nil	Nil	Nil	$515,850

Wayne W. Heili (8) (9)	2009	$253,041	Nil	$86,754	$3,688	Nil	Nil	Nil	$343,483
Vice President,	2008	$223,863	Nil	$34,000	$3,442	Nil	Nil	Nil	$261,305
Mining & Engineering	2007	$169,091	Nil	$1,780,000	Nil	Nil	Nil	Nil	$1,949,091

Jeffrey T. Klenda (10) (11)	2009	$231,352	Nil	$58,754	$3,372	Nil	Nil	Nil	$293,478
Chair and	2008	$204,675	Nil	$68,000	$3,147	Nil	Nil	Nil	$275,822
Executive Director	2007	$176,300	Nil	$490,000	Nil	Nil	Nil	Nil	$666,300

(1)
United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2009 of US$1.00 = CDN$1.14235 as quoted by OANDA Corporation on its website www.oanda.com. The figures for 2008 and 2007 have been converted to Canadian dollar figures at the average exchange rate for 2008 of US$1.00 = CDN$1.0660 and 2007 of $US$1.00 = CDN$1.075 as posted by the Bank of Canada.

(2)
Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006.  Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007, as amended.  See heading “Employment Contracts” below. Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006.  Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice President, US Operations of the Corporation.

(3)
In 2010, Mr. Boberg received options for 61,500 Common Shares on March 5, 2010 at an exercise price of $0.81.  These options expire on March 5, 2015.  In 2009, Mr. Boberg received options for 107,143 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 107,143 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.  In 2008, Mr. Boberg received options for 80,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr. Boberg received options for 400,000 Common Shares on May 22, 2007, at an exercise price of $4.75.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Boberg voluntarily forfeited options for 400,000 Common Shares that were granted on May 22, 2007 at an exercise price of $4.75 per share and these options were subsequently cancelled by the Corporation.

(4)
Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer pursuant to an employment agreement with the Corporation.  In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration. See heading “Employment Contracts” below.

(5)
In 2010, Mr. Smith received options for 51,891 Common Shares on March 5, 2010 at an exercise price of $0.81.  These options expire on March 5, 2015.  In 2009, Mr. Smith received options for 72,321 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 72,321 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014. In 2008, Mr. Smith received options for 40,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share. These options expire on May 8, 2013.  In 2007, Mr. Smith received options for 225,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  Mr. Smith also received options for 112,500 Common Shares on August 9, 2007 at an exercise price of $3.00.  These options expire on August 9, 2012. On September 30, 2008, Mr. Smith voluntarily forfeited options for 225,000 Common Shares at an exercise price of $4.75 per share that were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(6)
Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006.  Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.

(7)
In 2010, Mr. Backer received options for 46,125 Common Shares on March 5, 2010 at an exercise price of $0.81.  These options expire on March 5, 2015.  In 2009, Mr. Backer received options for 64,286 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 64,286 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.   In 2008, Mr. Backer received options for 60,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Backer received options for 150,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Backer voluntarily forfeited options for 150,000 Common Shares at an exercise price of $4.75 per share that were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(8)
Mr. Heili joined the Corporation in February 2007 pursuant to an employment agreement with the Corporation and was appointed to the position of Vice President, Mining & Engineering.  Until April 23, 2007, Mr. Heili worked for the Corporation on a part time basis for a reduced salary while finalizing certain personal matters.  See “Employment Contracts” below.

(9)
In 2010, Mr. Heili received options for 60,539 Common Shares on March 5, 2010 at an exercise price of $0.81.  These options expire on March 5, 2015.  In 2009, Mr. Heili received options for 101,250 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 101,250 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.   In 2008, Mr. Heili received options for 40,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr. Heili received options for 600,000 Common Shares, subject to certain performance milestones, on February 19, 2007 at an exercise price of $5.03 per share.  These options were to expire on February 15, 2012.  Mr. Heili also received options for 100,000 Common Shares on August 9, 2007 at an exercise price of $3.00 per share.  These options expire on August 9, 2012.  On September 30, 2008, Mr. Heili voluntarily forfeited options for 600,000 Common Shares at an exercise price of $5.03 per share that were granted on February 19, 2007 and these options were subsequently cancelled by the Corporation.

(10)
Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Executive Director in January 2006.  Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006.  Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.

(11)
In 2010, Mr. Klenda received options for 49,200 Common Shares on March 5, 2010 at an exercise price of $0.81.  These options expire on March 5, 2015.  In 2009, Mr. Klenda received options for 68,571 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 68,571 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.  In 2008, Mr. Klenda received options for 80,000 Common Shares on May 8, 2008, at an exercise price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Klenda received options for 200,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Klenda voluntarily forfeited options for 200,000 Common Shares at an exercise price of $4.75 per share which were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

Stock Options

The Corporation adopted the Ur-Energy Inc. Stock Option Plan 2005, as amended, in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service or employment with the Corporation.

A total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for issuance pursuant to the Option Plan.  As noted under the heading “Approval of RSU Plan Resolution” the Board of Directors adopted an RSU Plan on May 7, 2010 subject to shareholder approval.  If the RSU Plan Resolution is adopted at this Meeting, 10% of the issued and outstanding shares will be allocated in the aggregate for the Option Plan and the RSU Plan.  As at May 10, 2010, this represented 9,324,300 Common Shares.  Approximately 100,000 Common Shares have been reserved under the RSU Plan.  As additional Common Shares under the Option Plan become available, the Corporation expects going forward that approximately 80% of those shares will be allocated to the Option Plan and 20% to the RSU Plan.  See heading “Approval of RSU Plan Resolution” for more details on the RSU Plan.  The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Under the Option Plan, options may be granted to all directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation.  The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Option Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee, or (iii) immediately upon the option holder’s dismissal for cause as an employee. In each case, only options exercisable at the time of the event which gave rise to such early termination may be exercised by the option holder during such period.  The Option Plan also provides that on a change of control all options under the Option Plan vest immediately and are immediately exercisable.  On November 8, 2007, the Board amended the Option Plan to allow the CEO the ability to grant options for up to an aggregate 100,000 Common Shares between Board meetings to non-executive employees and consultants.  All such grants must be reported to the Board at the next meeting.  This amendment did not require shareholder approval.

The Option Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

The following table sets forth information concerning outstanding option-based and share-based awards granted by the Corporation to each of the Named Executive Officers as of December 31, 2009.

Option Based and Share Based Awards Granted as of December 31, 2009

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the- money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	date	($)	(#)	($)
W. William Boberg	107,143	0.71	09-Feb-2014	10,714	Nil	Nil
	107,143	0.9	02-Sep-2014	Nil	Nil	Nil
	200,000	1.25	17-Nov-2010	Nil	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
	400,000	2.35	21-Apr-2011	Nil	Nil	Nil
Roger L. Smith	72,321	0.71	09-Feb-2014	7,232	Nil	Nil
	72,321	0.9	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	112,500	3	09-Aug-2012	Nil	Nil	Nil
Harold A. Backer	64,286	0.71	09-Feb-2014	6,429	Nil	Nil
	64,286	0.9	02-Sep-2014	Nil	Nil	Nil
	200,000	1.25	17-Nov-2010	Nil	Nil	Nil
	60,000	1.65	08-May-2013	Nil	Nil	Nil
	200,000	2.35	21-Apr-2011	Nil	Nil	Nil
Wayne W. Heili	101,250	0.71	09-Feb-2014	10,125	Nil	Nil
	101,250	0.9	02-Sep-2014	Nil	Nil	Nil
	25,000	1.25	17-Nov-2010	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	100,000	3	09-Aug-2012	Nil	Nil	Nil
Jeffrey T. Klenda	68,571	0.71	09-Feb-2014	6,857	Nil	Nil
	68,571	0.9	02-Sep-2014	Nil	Nil	Nil
	400,000	1.25	17-Nov-2010	Nil	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
	400,000	2.35	21-Apr-2011	Nil	Nil	Nil

The following table sets forth information concerning the value vested or earned in respect of incentive plan awards during the financial year ended December 31, 2009 by each of the Named Executive Officers.

Incentive Plan Awards - Value Vested or Earned During the
Financial Year Ended December 31, 2009
	Option-based Awards		Share-based Awards		Non-equity incentive plan compensation
Name	Number of Securities Underlying Options Vested (#)	Value vested during the year ($)	Number of Shares or Units of Shares Vested (#)	Value vested during the year ($)	Value earned during the year ($)

W. William Boberg	122,971	9,664	Nil	Nil	$4,215
Roger L. Smith	100,485	6,523	Nil	Nil	$3,952
Harold A. Backer	81,943	5,798	Nil	Nil	$3,513
Wayne W. Heili	116,000	9,133	Nil	Nil	$3,688
Jeffrey T. Klenda	98,285	6,185	Nil	Nil	$3,372

Employment Contracts

The Corporation entered into an employment agreement with Mr. W. William Boberg dated January 1, 2007, as amended.  Currently, Mr. Boberg is entitled to a salary of US$252,150 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Boberg is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Boberg for non-causal reasons, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation and Mr. Boberg’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary.  Mr. Boberg is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007, as amended.  Currently, Mr. Smith is entitled to a salary of US$236,391 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation, and Mr. Smith’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary.  Mr. Smith is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Harold Backer dated January 1, 2007, as amended.  Currently, Mr. Backer is entitled to a salary of US$210,125 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Backer is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Backer for non-causal reasons, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation and Mr. Backer’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary.  Mr. Backer is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007, as amended.  Currently, Mr. Heili is entitled to a salary of US$220,631 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation, and Mr. Heili’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary.  Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended.  Currently, Mr. Klenda is entitled to a salary of US$201,720 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation and Mr. Klenda’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary.  Mr. Klenda is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

On December 31, 2008, all the executive employment agreements were amended to insert necessary provisions for compliance with Section 409A provision of the Internal Revenue Code of 1986 (“IRC”), as amended, including the timing of payments or deferred compensation in the event of a change of control or termination from the Corporation.

In November 2009, all the executive employment agreements were amended to insert provisions to provide for the establishment of a trust to hold and invest certain separation payments which the Corporation becomes obligated to pay because of a voluntary termination by the executive or involuntary termination by the Corporation or in the event of a change of a control but which payments have been delayed under Section 490A of the IRC.

Performance Graph

The following graph illustrates the period from December 31, 2005 to December 31, 2009 and reflects the cumulative shareholder return of an investment in Common Shares of the Corporation compared to the cumulative return of an investment in the S&P/TSX Composite Index since November 29, 2005 assuming that C$100 was invested and, where applicable, reinvestment of dividends.

Indebtedness of Directors, Executive Officers and Others

At no time since the beginning of the Corporation’s last financial year was any director, executive officer, proposed nominee for election as a director, or any of their respective associates, indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

Compensation of Directors

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which was adopted by the Compensation Committee and the Board of Directors in January 2009.  Commencing in 2009, each non-management director received a base retainer for the fiscal year ended December 31, 2009 in cash of $18,000.  In addition to the base retainer, each non-management director receives compensation for each meeting attended ($1,000 attendance in person; $500 attendance by telephone).  The non-management directors are also eligible to receive grants of options at the discretion of the Board of Directors.

In addition, the Compensation Committee recommended, and Board of Directors adopted, a resolution requiring mandatory minimum share ownership by the non-management directors to encourage the alignment of interests between the Corporation and its shareholders.  Non-management directors are required to invest an amount equal to the non-management director’s annual retainer in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the non-management director’s election or appointment.  The retainer amount will be calculated using the amount of the annual retainer at the later of (i) January 1, 2009, or (ii) the date of the non-management director’s election or appointment.

In addition to other compensation received by directors of the Corporation, a 2008 resolution provides that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, are entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time.  In respect of the Ad Hoc Committee on Screech Lake, it was determined that non-management directors would receive fees of $1,000 per day spent in respect of the Ad Hoc Committee activities except in the event that such non-management director is already under a consulting agreement with the Corporation.

Non-Management Director Compensation For the Financial Year Ended December 31, 2009

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Robert Boaz (1)	$23,000	Nil	$11,016	Nil	Nil	$25,000	$59,016
James M. Franklin (2)	$24,000	Nil	$11,016	Nil	Nil	$20,000	$55,016
Paul Macdonell	$22,500	Nil	$11,016	Nil	Nil	Nil	$33,516
Thomas Parker	$23,500	Nil	$11,016	Nil	Nil	Nil	$34,516
(1)	Mr. Boaz has received additional per diem fees as a director for his work on the Ad Hoc Committee on Screech Lake. Mr. Boaz resigned as a director of the Corporation in May 2010.
(2)	During 2009, Dr. Franklin performed consulting services under a consulting agreement with the Corporation, and invoiced the Corporation for consulting projects on which he was involved.

Directors’ and Officers’ Liability Insurance

The Corporation has entered into a directors’ and officers’ liability insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries. The annual limit for all claims under the policy is US$5 million, subject to a per claim deductible that ranges from nil to US$50,000 depending on the nature of any claim. The annual premium payable by the Corporation under the policy is US$50,000. The Corporation’s current coverage under the policy continues until April 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain summary information concerning the Corporation’s equity compensation plans as at December 31, 2009.  Directors, officers, employees and consultants are eligible to participate in the Option Plan.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining for Future Issuance (Excluding Common Shares to be Issued Upon Exercise of Outstanding Options)(2)
Equity compensation plans approved by securityholders (Ur-Energy Inc. Stock Option Plan 2005) (1)	8,361,452	$1.65	962,848

(1)	The Corporation made a grant of options to employees and executive officers on March 5, 2010.
(2)
The Corporation’s Board of Directors approved the RSU Plan on May 7, 2010, subject to shareholders’ approval at this Meeting.  If approved, the RSU Plan will provide that the maximum number of Common Shares available for the issuance in the aggregate under the RSU Plan and Option Plan is equal to 10% of the number of Common Shares outstanding at the time of the grant.  See the heading “Approval of RSU Plan Resolution”.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no insider of the Corporation or proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining and exploration companies.  Such directors and officers are also in many cases shareholders of one or more of the foregoing companies.  While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of these other companies in other areas of mineral resources and precious metals.  Except as otherwise disclosed in this Circular, no person who has been a director or officer of the Corporation since the commencement of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

Statement of Corporate Governance Practices

Introduction

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors has reviewed the corporate governance best practices identified in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). The Board of Directors is committed to ensuring that the Corporation follows best practices and is continuing to develop such practices.

Board Mandate

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders.  The Board of Directors does not currently have a written mandate or a written description for the Chair of the Board of Directors or the Chief Executive Officer.  In discharging its responsibility, the Board of Directors reviews the performance and responsibilities of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

•	the Corporation’s strategic planning and budgeting process;
•	the identification of the principal risks to the Corporation’s business and the implementation of systems to manage these risks;
•	succession planning, including appointing, training and monitoring senior management;
•	the Corporation’s public communications policies and continuous disclosure record; and
•	the Corporation’s internal controls and management information systems.

The Board of Directors meets at least four times a year and more frequently if required. In 2009, the Board of Directors met nine times.  In addition, the Board of Directors took six actions by written resolution.  The Board of Directors from time to time holds a portion of its meetings when management departs and the independent directors meet in camera. Management may be asked to depart a meeting for in camera sessions at such other meetings as the independent directors deem appropriate from time to time.

The Board of Directors recruits possible directors from contacts within the mining industry or other strategic areas that will complement the knowledge and depth of the Board of Directors. Currently, the Board of Directors has determined that five directors is an appropriate number of directors to oversee and provide guidance to management on the business and affairs of the Corporation.  However, the Board of Directors continues to evaluate the size of the Board of Directors in conjunction with the continuing growth and development of the Corporation.

New directors who join the Board of Directors are provided with a basic orientation of the Corporation, the Board of Directors, the committees of the Board of Directors and meet with the other directors prior to joining the Board of Directors.  In addition, new directors have the opportunity to meet with management of the Corporation to have an understanding of the business of the Corporation and its operations.  Directors are encouraged to participate in corporate governance and education courses that will assist them in their role as directors of the Corporation or on various committees.

Board Composition

As of the time of the Meeting, the Board of Directors is composed of five directors. All directors are elected annually.

The current slate of five directors includes Mr. W. William Boberg, the President and Chief Executive Officer of the Corporation; Dr. James Franklin; Mr. Jeffrey Klenda, Chair of the Board of Directors of the Corporation; Mr. Paul Macdonell; and Mr. Thomas Parker.  Messrs. Macdonell and Parker are independent directors as determined by the CSA Guidelines (i.e., each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s judgment).  Dr. Franklin is a consultant to several companies and received consulting fees of $20,000 from the Corporation during 2009 and, therefore, is considered by the Board of Directors as being independent of management.   In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

In November 2008, the Corporate Governance and Nominating Committee reviewed and discussed establishing the role of Lead Director of the Board of Directors.  The Committee examined the functions customarily assigned to a director serving in the role of lead director and upon further review determined that the establishment of the role of Lead Director at the Corporation, with the makeup of the Board of Directors, would not enhance the communications within the board, among its committees, and with management.

Several of the directors are directors for other reporting issuers or the equivalent, as disclosed in the biographies of the directors provided above.

Board Committees

There are five permanent Board of Directors committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Treasury & Investment Committee and the Technical Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board of Directors committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the Audit Committee include the following:

•
reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;

•
recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors.  The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor.  The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

•	reviewing periodic reports from the Chief Financial Officer;
•	discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s officers responsible for accounting and financial matters.

During 2009, all of the members of the Audit Committee, Messrs. Parker, Macdonell and Boaz, were independent directors pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members was financially literate as defined in NI 52-110.  The Audit Committee designated Robert Boaz as an “audit committee financial expert” as that term is defined as currently defined by the rules of the U.S. Securities and Exchange Commission regulating these disclosures. The members of the Audit Committee during 2009 were Thomas Parker (Chair), Robert Boaz and Paul Macdonell. Following Mr. Boaz’s resignation in May 2010, Dr. James Franklin has been temporarily appointed to the Audit Committee and Mr. Parker remains the Chair of the Audit Committee.  Mr. Parker has been designated the “audit committee financial expert.”

Report of the Audit Committee

During 2009, the Audit Committee met five times.  The activities of the Audit Committee over the past year included the following:

•	reviewing annual financial statements of the Corporation and management’s discussion and analysis prior to filing with the regulatory authorities;
•	reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with regulatory authorities;
•	reviewing periodic reports from the Chief Financial Officer;
•	reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certifications;
•	reviewing and approval of International Financial Reporting Standards changeover and project management plan as developed;
•	reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and
•
reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Audited Consolidated Financial Statements of the Corporation as at December 31, 2009 and Management’s Discussion and Analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management’s Discussion and Analysis be approved and filed with Canadian regulatory authorities and the U.S. Securities Exchange Commission.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the independent auditor for 2010.

The Audit Committee reviews its charter on a yearly basis, and did so most recently on March 4, 2010. A copy of the Amended and Restated Audit Committee Charter adopted on August 7, 2008, and which remains unchanged, is attached as an exhibit to the Form 20-F (Annual Information Form) of the Corporation for the year ended December 31, 2008, which is available electronically at www.sedar.com, having been filed on

March 27, 2009.  The Form 20-F (Annual Information Form) for the year ended December 31, 2009 (filed on www.sedar.com on March 11, 2010) contains disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession.  The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options and management succession planning.  The Compensation Committee reviews its charter on a yearly basis, and did so most recently on March 4, 2010.

The Compensation Committee met four times in 2009.  In addition, the Compensation Committee took two actions by written resolution.  Portions of meetings are conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer.  The members of the Committee during 2009, were Paul Macdonell (Chair), Thomas Parker and Robert Boaz.  Following Mr. Boaz’s resignation in May 2010, Messrs. Macdonell and Parker serve as the Compensation Committee; Mr. Macdonell remains the Chair of the Committee.  The members of the Compensation Committee were in 2009, and are currently independent pursuant to NI 52-110 and the listing standards of the NYSE Amex.

Corporate Governance and Nominating Committee

The Board of Directors constituted a Corporate Governance and Nominating Committee on December 17, 2007.  The Corporate Governance and Nominating Committee assists the Board of Directors with determining the slate of director nominees for election to the Board of Directors, recommending candidates to fill vacancies, the composition of the Committees of the Board of Directors and monitoring compliance with corporate governance regulatory requirements.  The Corporate Governance and Nominating Committee Charter was adopted by the Board of Directors on December 17, 2007.  The Corporate Governance and Nominating Committee reviews its charter on a yearly basis, most recently on March 4, 2010.

The members of the Corporate Governance and Nominating Committee during 2009 were Robert Boaz (Chair), Paul Macdonell and Thomas Parker.  The Corporate Governance and Nominating Committee met twice in 2009. All members of the Corporate Governance and Nominating Committee are independent pursuant to NI 52-110.  Following Mr. Boaz’s resignation in May 2010, the members of the Corporate Governance and Nominating Committee are Messrs. Macdonell and Parker.

Treasury & Investment Committee

In August 2007 the Board of Directors constituted a Treasury & Investment Committee. The Treasury & Investment Committee assists the Board of Directors by centralizing for oversight all treasury activities of the Corporation insofar as practical, and coordinating the banking, cash management, investment and funding arrangements of the Corporation.  The Committee also formulates and implements the Treasury and Investment Policy of the Corporation, reviewing it from time to time.  The Committee’s Charter provides that the Committee consist of the CFO and at least two independent members of the Board of Directors.  The Treasury & Investment Committee reviews its charter on an annual basis, most recently on March 4, 2010.

During 2009, the members of the Treasury & Investment Committee were Thomas Parker (Chair), Paul Macdonell and Robert Boaz, along with the Corporation’s CFO.  The Treasury & Investment Committee met

twice during 2009.  Following the resignation of Mr. Boaz, in May 2010, Messrs. Macdonell and Parker continue as members of the Treasury & Investment Committee, along with the Corporation’s CFO.

Technical Committee

The Board of Directors constituted a Technical Committee on January 29, 2008. The Technical Committee assists the Board of Directors in receiving, reviewing and evaluating the quality, effectiveness and progress of exploration and development projects.  The Technical Committee also advises on matters related to new and updated technologies which may be employed by the Corporation and to review environmental matters and protocols with respect to the Corporation’s projects.  The Technical Committee “Mandate and Guidelines” document was adopted by the Board of Directors on January 29, 2008.

The members of the Technical Committee are James Franklin (Chair), Thomas Parker and W. William Boberg. There are several members of management and consultants who participate in the Technical Committee.  The Technical Committee conducted its reviews during 2009 by means of multiple informal meetings, including as a part of the Corporation’s annual in-house technical review symposium (January 2009), and a multi-day field program review (September 2009).  The members of the Technical Committee are not required to be independent pursuant to NI 52-110.

Ad Hoc Committee related to Screech Lake

As of December 2007, an Ad Hoc Committee on matters related to Screech Lake was constituted by the Board of Directors.  The Ad Hoc Committee was discontinued in March 2010, based upon management’s decision that the continuing work on the Screech Lake project, including necessary consultations with the Lutsel K’e community and governmental officials, now will be facilitated by in-house personnel.

During 2009, the Ad Hoc Committee consisted of Robert Boaz (Chair), and James Franklin and certain members of management, including Paul Pitman, Vice President, Canadian Exploration.  The Ad Hoc Committee originally was established to review and recommend to the Board of Directors various means to advance the Corporation’s project at Screech Lake, which is situated in the eastern Northwest Territories on land claimed by the Akaitcho to be their traditional lands. The consultations of Mr. Boaz and others in management of the Corporation have included meetings with relevant government ministries and agencies such as the Indian and Northern Affairs Canada as well as the Northwest Territories & Nunavut Chamber of Mines, and others in industry in the Northwest Territories.

The Corporation obtained an agreement with the Lutsel K’e for a field exploration program in 2009.  The agreement was not intended to facilitate further permitting or drilling at the property, but rather to gain access and support for a brief field program during which geophysical work and land survey claims maintenance work were completed.  In addition to meetings with community representatives and governmental authorities, the Ad Hoc Committee members met, informally, and conferred with management on numerous occasions.  Continuing efforts on the Screech Lake project will now be led by the Manager of Special Projects of the Corporation, together with Mr. Pitman.

Summary of Memberships on Permanent Committees and Record of Attendance for 2009

During the year ended December 31, 2009, the Board of Directors and its permanent committees held the following numbers of meetings:

Board of Directors	9(1)
Audit Committee (“AC”)	5
Compensation Committee (“CC”)	45
Corporate Governance and Nominating Committee (“CGN”)	2
Treasury & Investment Committee (“TIC”)	3
Total number of meetings held	22

(1)	In addition to the nine meetings held by the Board of Directors, six actions were taken by resolution in writing.

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended
Jeffrey T. Klenda		9
James M. Franklin	TC	9	TC - N/A(1)
Paul Macdonell	AC, CC, CGN	8	AC – 4, CC – 3, CGN – 1, TIC – 1
Robert Boaz	AC, CC, CGN	9	AC – 5, CC – 3, CGN – 2, TIC – 2
W. William Boberg	TC	9	TC - N/A(1)
Thomas Parker	AC, CC, CGN, TC	9	AC – 5, CC – 3, CGN- 2, TIC – 1, TC-N/A(1)

(1)	As noted above, the Technical Committee did not hold formal meetings during 2009.

Other Policies

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 which has been amended and restated from time to time, most recently effective February 1, 2010.  All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements.  The Code is available at the Corporation’s website at www.ur-energy.com. The Corporation also adopted various policies related to trading restrictions, disclosure requirements and confidentiality obligations on January 29, 2008 which have been amended and restated from time to time, most recently effective February 4, 2010. The Corporate Governance and Nominating Committee oversees the implementation and compliance of these policies. These policies, the “Ur-Energy Inc. Policies Concerning Confidentiality, Public Disclosure and Restrictions on Trading Securities,” also are available at the Corporation’s website.  All directors, officers and employees of the Corporation are expected to be familiar with and adhere to the policies.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place.  The Board of Directors has approved these policies including the designation of spokespersons of behalf of the Corporation from time to time.  Management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors regularly reviews the Corporation’s major communications with shareholders and the public, including continuous disclosure documents and periodic press releases in accordance with the Corporation’s policies.

Expectations of Management

The Board of Directors believes that it is appropriate for management to be responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

The Board of Directors appreciates the value of having selected executive officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair, in consultation with the President and Chief Executive Officer, arranges for the attendance of executive officers as well as managers for consultation including technical presentations at board meetings.

SHAREHOLDER PROPOSALS

All proposals of the Corporation’s shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2011, must be received by the Corporation’s Corporate Secretary no later than January 15, 2011 for inclusion in the proxy circular related to that meeting.  The Corporation’s next annual meeting of shareholders is planned for April 2011.

ADDITIONAL INFORMATION

Additional financial information for the Corporation is available in the Corporation’s audited consolidated financial statements for the year ended December 31, 2009 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009, which have been filed with Canadian securities regulators and are available under the Corporation’s profile at www.sedar.com, and are filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 USA (Telephone: 720-981-4588), the Secretary will provide to any shareholder of the Corporation, free of charge, a copy of its audited consolidated financial statements for the year ended December 31, 2009 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009.

APPROVAL BY BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Denver, Colorado, this 10th day of May 2010.

By Order of the Board of Directors /s/ W. William Boberg President and Chief Executive Officer

SCHEDULE A
RSU Plan Resolution

RESOLVED THAT:

1.	the adoption of the Ur-Energy Inc. Restricted Share Unit Plan (the “RSU Plan”), which was adopted by resolution of the Board of Directors on May 7, 2010, be and is hereby confirmed and approved; and

2.
any director or officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

B -1

SCHEDULE B

Ur-Energy Inc.

Restricted Share Unit Plan

Effective May 7, 2010

TABLE OF CONTENTS
Article 1 General Provisions		1

1.1	Purpose	1
1.2	Definitions	1
1.3	Effective Date	3
1.4	Governing Law; Subject to Applicable Regulatory Rules	3

Article 2 ELIGIBILITY AND PARTICIPATION		3

2.1	Eligibility	3
2.2	Rights Under the Plan	3
2.3	Copy of Plan	3
2.4	Limitation on Rights	3
2.5	Grant Agreements	3
2.6	Maximum Number of Common Shares	4

Article 3 RESTRICTED SHARE UNITS		4

3.1	Grant of Restricted Share Units	4
3.2	Redemption of Restricted Share Units	4
3.3	Compliance With Tax Requirements	4
3.4	Payment of Dividend Equivalents	5
3.5	Adjustments	5
3.6	Offer for Common Shares – Change of Control	5

Article 4 EVENTS AFFECTING ENTITLEMENT		6

4.1	Termination of Employment or Election as a Director	6
4.2	Death	6
4.3	No Grants Following Last Day of Active Employment	6

Article 5 ADMINISTRATION		7

5.1	Transferability	7
5.2	Administration	7
5.3	Records	7
5.4	Statements	7
5.5	Legal Compliance	7

Article 6 AMENDMENT AND TERMINATION		8

6.1	Amendment	8
6.2	Termination of Plan	8

Article 7 GENERAL		9

7.1	Rights to Common Shares	9
7.2	No Right to Employment	9
7.3	Right to Funds	9

ii

7.4	Successors and Assigns	9
7.5	Severability	10
7.6	Code Section 409A	10

ARTICLE 1
GENERAL PROVISIONS

1.1	Purpose

This Restricted Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to retain employees, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees and directors interests more closely with the shareholders of the Corporation.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Board” means the Board of Directors of the Corporation;

(b)	“Change of Control” includes:

(i)
the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

(ii)
an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(iii)
the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a Related Entity; or

(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

(c)	“Code” means the US Internal Revenue Code of 1986, as amended;

(d)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board;

(e)	“Common Share” means a common share in the capital of the Corporation;

(f)	“Corporation” means Ur-Energy Inc. and its successors and assigns;

(g)	“Director” means a non-Employee director of the Board of the Corporation;

(h)
“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Committee, include a special or stock dividend (a “Special Dividend”) declared and payable on a Common Share;

(i)	“Eligible Person” means an Employee or a Director who is designated as an Eligible Person pursuant to Section 2.1;

(j)	“Employee” means an employee of the Corporation or a Subsidiary;

(k)
“Fair Market Value” means the closing price of the Common Shares on the Toronto Stock Exchange on the Business Day immediately prior to the Redemption Date, or if the shares are not listed on the Toronto Stock Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;

(l)	“Grant Date” means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

(m)	“Plan” means the Ur-Energy Inc. Restricted Share Unit Plan, as amended from time to time;

(n)
“Redemption Date” in respect of any Restricted Share Unit means (A) 50% of such Restricted Share Unit on the first anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, and (B) 50% of such Restricted Share Unit on the second anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Committee as the Redemption Date in respect of such Restricted Share Unit, or (ii) Section 3.6, 4.1, 4.2, or 6.2 is applicable, in which case the Redemption Date in respect of such Restricted Share Unit shall be the date established as such in accordance with the applicable Section; provided that, notwithstanding any other provision hereof, in no event will the Redemption Date in respect of any Restricted Share Unit be after the end of the calendar year which is three years following the end of the year in which services to which the grant of such Restricted Share Unit relates were performed by the Employee or Director to whom such Restricted Share Unit was granted;

(o)
“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid a cash amount pursuant to Section 3.4), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(p)
“Restricted Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan; and

(q)	“Subsidiary” has the meaning set out in the Securities Act (Ontario).

1.3	Effective Date

The Plan shall be effective May 7, 2010 with respect to the Eligible Person payable commencing in and with respect to the 2010 fiscal year; provided that no Common Shares may be issued under the Plan until and unless all required regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4	Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Toronto Stock Exchange and applicable securities legislation.

ARTICLE 2
ELIGIBILITY AND PARTICIPATION

2.1	Eligibility

This Plan applies to those Employees and Directors whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1.  The Committee shall make such a designation prior to each Grant Date.

2.2	Rights Under the Plan

Subject to Article 4 and Article 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for cash or shares in accordance with this Plan.

2.3	Copy of Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4	Limitation on Rights

Nothing in this Plan shall confer on any Employee or Director any right to be designated as an Eligible Person or to be granted any Restricted Share Units.  There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Directors or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise.  A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5	Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended hereto.  An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan.  By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee.  Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6	Maximum Number of Common Shares

Notwithstanding any provision herein, the aggregate number of Common Shares which may be issuable upon the redemption of all Restricted Share Units under the Plan, in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Corporation’s Stock Option Plan 2005, as amended, shall not exceed ten percent (10%) of the issued and outstanding shares of the Corporation as at the Grant Date of each Restricted Share Unit under the Plan or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the rules or policies of the Toronto Stock Exchange or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.  No fractional Common Shares may be issued under the Plan.

ARTICLE 3
RESTRICTED SHARE UNITS

3.1	Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion.

3.2	Redemption of Restricted Share Units

(a)
Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or within thirty (30) days after the Redemption Date for cash or Common Shares, as determined by the Committee, for an amount equal to the Fair Market Value of a Restricted Share Unit.

(b)
If the Committee determines that any Restricted Share Units are to be redeemed for Common Shares, the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the Fair Market Value of the Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date.

3.3	Compliance With Tax Requirements

In taking any action hereunder, or in relation to any rights hereunder, the Corporation and each Eligible Person shall comply with all provisions and requirements of any income tax, pension plan, or employment or unemployment insurance legislation or regulations of any jurisdiction which may be applicable to the Corporation or Eligible Person, as the case may be.  The Corporation shall have the right to deduct from all payments made to the Employee in respect of the Restricted Share Units, whether in cash or Common Shares, any federal, provincial, local, foreign or other taxes, Canadian Pension Plan or Employment Insurance Commission or other deductions required by law to be withheld with respect to such payments.  The Corporation may take such other action as the Board or the Committee may consider advisable to enable the Corporation and any Eligible Person to satisfy obligations for the payment of withholding or other tax obligations relating to any payment to be made under this Plan.  Each Eligible Person (or the heirs and legal representatives of the Eligible Person) shall bear any and all income or other tax imposed on amounts paid to the Eligible Person (or the heirs and legal representatives of the Eligible Person) under this Plan, including any taxes, interest or penalties resulting from the application of Section 409A of the Code.  If the Board or the Committee so determines, the Corporation shall have the right to require, prior to making any payment under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment under this Plan.  If the Corporation does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation.  Notwithstanding any other provision hereof, in taking such action hereunder, the Board and the Committee shall endeavour to ensure that the payments to be made hereunder will not be subject to the “salary deferral arrangement” rules under the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction.

3.4	Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends.  Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited.

3.5	Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable.  The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.  The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

3.6	Offer for Common Shares – Change of Control

Notwithstanding anything else herein to the contrary, in the event of a Change of Control, then the Corporation shall redeem 100% of the Restricted Share Units granted to the Eligible Persons and outstanding under the Plan as soon as reasonably practical, but no later than thirty (30) days following the Redemption Date for cash.  For the purposes of this Section 3.6:  (i) the Redemption Date shall be the date on which the Change of Control occurs, and (ii) the Fair Market Value of a Restricted Share Unit shall be the greater of (i) the closing price per Common Share on the Toronto Stock Exchange on the Business Day immediately preceding the Redemption Date, and (ii) the price at which Common Shares are taken up under the Change of Control, as applicable.

ARTICLE 4
EVENTS AFFECTING ENTITLEMENT

4.1	Termination of Employment or Election as a Director

(a)
Voluntary Termination or Termination for Cause.  If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled.

(b)
Involuntary Termination.  The Restricted Share Units of an Eligible Person, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date.  For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

(c)
Termination related to Directors.  The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date.  For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

4.2	Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2.  For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3	No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person.  Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment.  Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

ARTICLE 5
ADMINISTRATION

5.1	Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2	Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable.  Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative.  The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3	Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units.  Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4	Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5	Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1	Amendment

(a)
The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

(i)	the percentage of the issued and outstanding Common Shares available to be granted under the Plan;

(ii)	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons; and

(iii)	an extension to the term for redemption of Restricted Share Units held by Eligible Persons.

(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(ii)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii)
amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units  may be granted pursuant to the Plan, including the provisions relating to the payment of the Restricted Share Units; and

(iv)	amendments to the Plan that are of a “housekeeping” nature.

6.2	Termination of Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan.  No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person.  If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.4, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination.  This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

ARTICLE 7
GENERAL

7.1	Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein.  A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2	No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement.  Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3	Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust.  Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation.  The right of the Employee to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

7.4	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Person’s creditors.

7.5	Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

7.6	Code Section 409A

The payments hereunder in redemption of the Restricted Share Units are intended to be exempt from the provisions of Section 409A of the Code, as all such payments will be made no later than the 15th day of the third month after the later of (i) the first calendar year in which the Eligible Person’s right to the payment is no longer subject to a substantial risk of forfeiture or (ii) the first taxable year of the Corporation in which the Eligible Person’s right to payment is no longer subject to a substantial risk of forfeiture.  Notwithstanding the foregoing, neither the Corporation, nor its subsidiaries or affiliates, not any of their officers, directors, employees or representatives shall be liable to the Eligible Person for any interest, taxes or penalties resulting from non-compliance with Section 409A of the Code.

RESTRICTED SHARE UNIT GRANT AGREEMENT

This Restricted Share Unit Grant Agreement is made as of the ___ day of __________, 20__ between _______________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee or director of Ur-Energy Inc. (the “Corporation”), named or designated pursuant to the terms of the Restricted Share Unit Plan of Ur-Energy Inc. (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.
The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	On ________________, 20__, the Eligible Person was granted __________ Restricted Share Units, which grant is evidenced by this Agreement.

4.
This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to the employment agreement between the Eligible Person and the Corporation and the Eligible Person hereby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of Ontario and the laws of Canada applicable therein.

Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

IN WITNESS WHEREOF, Ur-Energy Inc. has executed and delivered this Agreement, and the Eligible Person has signed, sealed and delivered this Agreement, as of the date first above written.

UR-ENERGY INC.

Per:
ELIGIBLE PERSON

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